UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-00041

THE VONS COMPANIES, INC.

PHARMACISTS’ 401(k) PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

SAFEWAY INC.

5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE VONS COMPANIES, INC.

PHARMACISTS’ 401(k) PLAN

REQUIRED INFORMATION

1. Not required to be furnished by the plan.

2. Not required to be furnished by the plan.

3. Not applicable.

4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.

EXHIBITS

Exhibit A.    Plan financial statements and schedules.

Exhibit B.    Consent of Independent Registered Public Accounting Firm.

2

THE VONS COMPANIES, INC.

PHARMACISTS’ 401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 21, 2006	By:	/s/ David F. Bond
David F. Bond
Benefit Plans Committee Member

	June 21, 2006		/s/ Dick W. Gonzales
Dick W. Gonzales
Benefit Plans Committee Member